UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 27, 2011

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: "Nova Measuring Instruments Schedules 2010 Fourth Quarter and Full Year Results Conference Call for February 15, 2011 at 9:30 a.m. Eastern Time”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2011	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor Relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	CCG Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: nova@ccgisrael.com
http://www.nova.co.il

Nova Measuring Instruments Schedules
2010 Fourth Quarter and Full Year Results Conference Call
for February 15, 2011 at 9:30 a.m. Eastern Time

REHOVOT, Israel, January 27, 2011 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), provider of leading-edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced that it will release its results for the fourth quarter and full year of 2010 before the market opens on Tuesday, February 15, 2011.

In conjunction with this release, Nova will host a conference call that same day at 9:30 a.m. Eastern Time. The call will be webcast together with an online presentation, which will be accessible from a link at Nova’s website at www.nova.co.il.

Mr. Gabi Seligsohn, President and Chief Executive Officer, and Mr. Dror David, Chief Financial Officer, will review and discuss the results as well as other business developments, and will be available to answer the questions of those investors connected through the teleconference dial-in.

To dial-in to the teleconference, please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Dial-in Numbers: 1 888 935 4575
ISRAEL Dial-in Number:  03 721 9509
INTERNATIONAL Dial-in Number:  +1 212 444 0412
At:
9:30 a.m. Eastern Time ; 6:30 a.m. Pacific Time ; 4:30 p.m. Israeli Time

There will be a replay of the audio call available the day following the call, which will be accessible from a link Nova's website at www.nova.co.il.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.